EXHIBIT A
Cover Letter to the Offer to Purchase and Letter of Transmittal
[Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. Letterhead]
IF YOU DO NOT WANT TO SELL YOUR
UNITS OF LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.
September 29, 2011
Dear Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. Member:
          We are writing to inform you of important dates relating to a tender offer by Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. (Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C.) (the “Fund”) pursuant to which the Fund is offering to repurchase units of limited liability company interests in the Fund (“Units”), as described in the attached Offer to Purchase.
          In addition, as you may know, on June 2, 2011, Robeco Groep, N.V. (“Robeco Groep”) and Arden Asset Management LLC (“Arden”) announced an agreement under which Robeco Groep will transfer to Arden management of Robeco Investment Management, Inc.’s (the “Adviser”) fund of hedge funds division, Robeco-Sage (the “Transaction”). The Transaction is expected to close effective October 1, 2011 (the “Closing”). The Fund’s currently effective investment advisory agreement with the Adviser will terminate in connection with the Transaction, effective upon the Closing, and Arden will become the investment adviser of the Fund. In connection with the Transaction, the Fund’s name has been changed to “Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.” In addition, upon the Closing, Craig Krawiec will replace Timothy J. Stewart as a Manager of the Fund. Please refer to Section 8 for additional information about the Transaction and Arden.
          Additionally, the board of managers of Arden Sage Multi-Strategy TEI Master Fund, L.L.C. (formerly named Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C.) (the “TEI Master Fund”) approved the reorganization of the TEI Master Fund with and into Arden Sage Multi-Strategy Master Fund, L.L.C. (formerly named Robeco-Sage Multi-Strategy Master Fund, L.L.C.) (the “MS Master Fund”), whereby the TEI Master Fund will transfer all of its assets and liabilities to the MS Master Fund and in return, the MS Master Fund will issue its units to members of the TEI Master Fund, including the Fund, in an amount equal to the value of their units in the TEI Master Fund (the “Reorganization”). As required by law, the Reorganization was approved by members of the Fund at a meeting held on September 9, 2011 and by members of the Arden Sage Triton Fund, L.L.C., Arden Sage Multi-Strategy TEI Fund, L.L.C., and the TEI Master Fund at a meeting held on September 27, 2011, and is expected to close on or about October 1, 2011. Although the Fund will not be merging with other funds (and therefore Members will continue to hold their Units in the Fund), the Fund will become a feeder fund into MS Master Fund after the Reorganization (in lieu of being a feeder fund into TEI Master Fund).

INFORMATION ABOUT THE TENDER OFFER
          As described in the attached Offer to Purchase, the Fund is offering to purchase from Members up to $15 million of Units at a price equal to the net asset value of Units determined as of December 31, 2011.
          The tender offer period will begin on September 29, 2011 and will end at 12:00 midnight, Eastern time, on October 27, 2011. The purpose of the tender offer is to provide liquidity to members that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.
          Should you wish to tender all or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than October 27, 2011. If you do not wish to tender your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY OF YOUR UNITS AT THIS TIME.
          All tenders of Units must be received by UMB Fund Services, Inc. either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by October 27, 2011.
          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call UMB Fund Services, Inc. at (877) 491-4991.
Sincerely,
Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.